EXHIBIT (21)

CTS CORPORATION AND SUBSIDIARIES

As of December 31, 2007
CTS Corporation (Registrant), an Indiana corporation

Subsidiary:	Jurisdiction
CTS Corporation	Delaware
CTS of Panama, Inc.	Republic of Panama
CTS Components Taiwan, Ltd.	Republic of China
CTS Electro de Matamoros, S.A	Republic of Mexico
CTS Japan, Inc.	Japan
CTS International B.V.	The Netherlands
CTS Czech Republic S.R.O.	Czech Republic
CTS Singapore Pte., Ltd.	Republic of Singapore
CTS (Tianjin) Electronics Company Ltd.	Peoples' Republic of China
CTS (Dongguan) Electronics Company, Ltd.	Peoples' Republic of China
CTS (Zhongshan) Technology Co. Ltd.	People's Republic of China
CTS of Canada Holding Company	Province of Nova Scotia (Canada)
CTS of Canada G.P., Ltd.	Province of Ontario (Canada)
CTS of Canada L.P.	Province of Ontario (Canada)
CTS of Canada Co.	Province of Nova Scotia (Canada)
CTS Corporation U.K., Ltd.	Scotland
CTS Printex, Inc.	California
CTS Electronics Components, Inc.	Delaware
Dynamics Corporation of America	New York
CTS Electronic Components (California), Inc.	California
LTB Investment Corporation	Delaware
CTS Electronics Manufacturing Solutions, Inc.	Delaware
CTS Electronics Manufacturing Solutions (Moorpark), Inc.	California
CTS Electronics Manufacturing Solutions (Santa Clara), Inc.	California
CTS Electronics Manufacturing Solutions (Massachusetts), Inc.	Massachusetts
Technetics, Inc.	California
CTS Electronics Corporation (Thailand), Ltd.	Thailand
CTS Electronics Hong Kong Ltd.	Hong Kong Special Administrative Region of the People's Republic of China